The information in this pricing supplement is not complete and may be changed.  We may not deliver these securities until a final pricing supplement is delivered.  This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion Preliminary Pricing Supplement dated December 18, 2007

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 462 to
AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated
Rule 424(b)(2)
$
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

PLUS due January   , 2011
Based on the Value
of the Dow Jones–AIG Commodity IndexSM
Performance Leveraged Upside SecuritiesSM
(“PLUSSM”)

Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of PLUS that you hold an amount in cash based upon the closing value of the Dow Jones–AIG Commodity IndexSM, which we refer to as the Index, at maturity.

•	The stated principal amount and issue price of each PLUS is $1,000.
•	We will not pay interest on the PLUS.
•
At maturity, if the final index value is greater than the initial index value, you will receive for each $1,000 stated principal amount of PLUS that you hold a payment equal to $1,000 plus the leveraged upside payment, which is equal to (i) $1,000 times (ii) the percent increase in the value of the Index times (iii) the upside leverage factor.  If the final index value is less than or equal to the initial index value, you will receive for each $1,000 stated principal amount of PLUS that you hold a payment at maturity equal to $1,000 multiplied by the index performance factor, which will be less than or equal to 1.0.

º	The percent increase in the value of the Index will be equal to (i) the final index value minus the initial index value divided by (ii) the initial index value.
º	The index performance factor will be equal to (i) the final index value divided by (ii) the initial index value.
º	The initial index value will be the official settlement price of the Index on the day we price the securities for initial sale to the public, which we refer to as the pricing date.
º	The final index value will equal the official settlement price of the Index on January , 2011 which we refer to as the index valuation date.
º	The upside leverage factor will be 140% to 160%. The actual upside leverage factor will be determined on the pricing date.
•	Investing in the PLUS is not equivalent to investing in the Index or its component commodity contracts.
•	The PLUS will not be listed on any securities exchange.
•	The CUSIP number for the PLUS is 6174462J7.
You should read the more detailed description of the PLUS in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of PLUS.”
The PLUS are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-7.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE 100% PER PLUS

	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per PLUS	$1,000	$	$
Total	$	$	$

(1)	For additional information see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the PLUS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the PLUS, see the section of this pricing supplement called “Description of PLUS–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the PLUS to the public in Hong Kong as the PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The Agent and each dealer represent and agree that they will not offer or sell the PLUS nor make the PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or the prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the PLUS, whether directly or indirectly, to persons in Singapore other than:

(a)  an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)  an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the PLUSSM we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The PLUS offered are medium-term debt securities of Morgan Stanley.  The return on the PLUS at maturity is based on the value of the Dow Jones–AIG Commodity IndexSM, which we refer to as the Index, at maturity.

“Dow JonesSM,” “AIG®” and “Dow Jones–AIG Commodity IndexSM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by Morgan Stanley.

Each PLUS costs $1,000
We, Morgan Stanley, are offering Performance Leveraged Upside SecuritiesSM due January    , 2011, Based on the Value of the Dow Jones–AIG Commodity IndexSM, which we refer to as the PLUS.  The stated principal amount and issue price of each PLUS is $1,000.

The original issue price of the PLUS includes the agent’s commissions paid with respect to the PLUS and the cost of hedging our obligations under the PLUS.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the PLUS includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the PLUS.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of PLUS—Use of Proceeds and Hedging.”

No guaranteed return of principal; no interest
Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity.  If the final index value is less than the initial index value, we will pay to you an amount in cash per PLUS that is less than the $1,000 Stated Principal Amount of each PLUS by an amount proportionate to the decrease in the value of the Index.  The initial index value will be the official settlement price of the Index on the day we price the PLUS for initial sale to the public, which we refer to as the pricing date.  The final index value will be the official settlement price of the Index on January   , 2011, which we refer to as the index valuation date.

Payment at maturity based on the Index	At maturity, you will receive for each $1,000 stated principal amount of PLUS that you hold an amount in cash based upon the value of the Index, determined as follows:

• If the final index value is greater than the initial index value, you will receive for each $1,000 stated principal amount of PLUS that you hold a payment at maturity equal to:

$1,000 + leveraged upside payment

where,

leveraged upside payment	=	$1,000 x upside leverage factor x index percent increase

and where

upside leverage factor is 140% to 160%. The actual upside leverage factor will be determined on the pricing date.

and

index percent increase	=	final index value - initial index value
initial index value

• If the final index value is less than or equal to the initial index value, you will receive for each $1,000 stated principal amount of PLUS that you hold a payment at maturity equal to:

$1,000 x index performance factor

where,

index performance factor	=	final index value
initial index value

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to the stated principal amount of $1,000.

On PS-6, we have provided a graph titled “Hypothetical Payouts on the PLUS at Maturity,” which illustrates the performance of the PLUS at maturity over a range of hypothetical percentage changes in the Index.  The graph does not show every situation that may occur.

You can review the historical values of the Index in the section of this pricing supplement called “Description of PLUS—Historical Information.”

Investing in the PLUS is not equivalent to investing in the Index or its component commodity contracts.

You may revoke your offer to purchase the PLUS prior to our acceptance
We are using this pricing supplement to solicit from you an offer to purchase the PLUS.  You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the relevant agent.  We reserve the right to change the terms of, or reject any offer to purchase, the PLUS prior to their issuance.  In the event of any material changes to the terms of the PLUS, we will notify you.

MSCS will be the Calculation Agent
We have appointed our affiliate, Morgan Stanley Capital Services Inc., or its successors, which we refer to as MSCS, to act as calculation agent for The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes.  As calculation agent, MSCS. will determine the initial index value, the final index value, the index percent increase or the index performance factor, and the payment to you at maturity.

Where you can find more information on the PLUS
The PLUS are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007 and prospectus dated January 25, 2006.  We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes” and in the section of the prospectus called “Description of Securities.”

Because this is a summary, it does not contain all of the information that may be important to you.  For a detailed description of the terms of the PLUS, you should read the “Description of PLUS” section in this pricing supplement.  You should also read about some of the risks involved in investing in PLUS in the section called “Risk Factors.”  The tax treatment of investments in index-linked notes such as these differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of PLUS—United States Federal Income Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the PLUS.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE PLUS AT MATURITY

For each PLUS, the following graph illustrates the payment at maturity on the PLUS for a range of hypothetical percentage changes in the Index.  The PLUS Zone illustrates the leveraging effect of the upside leverage factor.  The graph is based on the following terms:

•	Stated Principal Amount per PLUS: $1,000

•	Hypothetical Upside Leverage Factor: 150%

Where the final index value is greater than the initial index value, the payment at maturity on the PLUS reflected in the graph below is greater than the $1,000 stated principal amount per PLUS.  Where the final index value is less than the initial index value, the payment at maturity on the PLUS reflected in the graph below is less than the $1,000 stated principal amount per PLUS.

The Dow Jones-AIG Commodity Index^{SM}
The PLUS
PLUS Zone
$1,000 Stated Principal Amount
Payment at Maturity on the PLUS
$1,300
$1,250
$1,200
$1,150
$1,100
$1,050
$1,000
$950
$900
$850
$800
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
Percentage Change in Final Index Value

RISK FACTORS

The PLUS are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, the PLUS do not pay interest or guarantee any return of principal at maturity.  This section describes the most significant risks relating to the PLUS.  You should carefully consider whether the PLUS are suited to your particular circumstances before you decide to purchase them.

PLUS do not pay interest or guarantee return of principal
The terms of the PLUS differ from those of ordinary debt securities in that we will not pay you interest on the PLUS or guarantee to pay you the stated principal amount of the PLUS at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of PLUS that you hold an amount in cash based upon the final index value.  If the final index value is greater than the initial index value, you will receive an amount in cash equal to $1,000 plus the leveraged upside payment.  If the final index value is less than the initial index value, you will lose money on your investment; you will receive an amount in cash that is less than the $1,000 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the Index from the initial index value.  See “Hypothetical Payouts on the PLUS at Maturity” on PS-6.

The PLUS will not be listed
The PLUS will not be listed on any exchange. Therefore, there may be little or no secondary market for the PLUS. MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

Market price of the PLUS may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including:

•      the value of the Index at any time,

• the volatility (frequency and magnitude of changes in value) of the Index,

• the market prices of the commodities and the commodity contracts underlying the Index, and the volatility of such prices,

• trends of supply and demand for the commodities underlying the Index at any time,

• interest and yield rates in the market,

•      geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodity contracts underlying the Index or commodities generally and that may affect the final index value,

• the time remaining until the PLUS mature, and

• our creditworthiness.

Some or all of these factors will influence the price you will receive if you sell your PLUS prior to maturity.  For example, you may have to sell your PLUS at a substantial discount from the stated principal amount if at the time of sale the index value of the Index is at or below the initial index value.

You cannot predict the future performance of the Index based on its historical performance.  The value of the Index may decrease so that you will receive at maturity a payment that is less than the stated principal amount of the PLUS by an amount proportionate to the decrease in the value of the Index.  In addition, there can be no assurance that the value of the Index will increase so that you will receive at maturity an amount in excess of the stated principal amount of the PLUS.

Not equivalent to investing in the Index	Investing in the PLUS is not equivalent to investing in the Index or the futures contracts that comprise the Index.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Several factors have had and may in the future have an effect on the value of the Index
Investments, such as the PLUS, linked to the prices of commodities, are considered speculative, and prices of commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the settlement price and of your PLUS in varying and potentially inconsistent ways.

Higher future prices of the index commodities relative to their current prices may adversely affect the value of the Index and the value of the PLUS
The Index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the Index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, the value of the PLUS.

Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the PLUS
The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the Index and, therefore, the value of the PLUS.

Adjustments to the Index could adversely affect the value of the PLUS
Dow Jones & Company, Inc., or Dow Jones, in conjunction with AIG Financial Products Corp., or AIG-FP, is responsible for calculating, maintaining and publishing the Index.  Dow Jones and AIG-FP can add, delete or substitute the contracts underlying the Index or make other methodological changes that could change the official settlement value of the Index.  Dow Jones and AIG-FP may discontinue or suspend calculation or dissemination of the Index.  Any of these actions could adversely affect the value of the PLUS.

The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time.  In these circumstances, MSCS, as the calculation agent, will have the sole discretion to determine a substitute or successor index that is comparable to the discontinued Index.  In such circumstances, MSCS could have an economic interest that is different than that of investors in the PLUS insofar as, for example, MSCS is not precluded from considering substitute indices that are calculated and published by MSCS. or any of its affiliates and, in the case of the successor index, MSCS will calculate the values of the successor index as described under “Description of PLUS—Discontinuance of the Index; Alteration of Method of Calculation.”

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS.

As calculation agent, MSCS will determine the initial index value and the final index value, and calculate the amount of cash, if any, you will receive at maturity.  Determinations made by MSCS, in its capacity as calculation agent, including with respect to the calculation of any index value in the event of the unavailability, modification or discontinuance of the Index, may affect the payout to you at maturity.  See the section of this pricing supplement called “Description of PLUS—Discontinuance of the Index; Alteration of Method of Calculation.”

The original issue price of the PLUS includes the agent’s commissions and certain costs of hedging our obligations under the PLUS.  The subsidiaries through which we hedge our obligations under the PLUS expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the PLUS
MS & Co. and other affiliates of ours have carried out, and will continue to carry out, hedging activities related to the PLUS, including trading in swaps or futures contracts on the Index and on the commodity contracts underlying the Index.  MS & Co. and some of our other subsidiaries also trade in financial instruments related to the Index or the prices of the commodity contracts underlying the Index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the day we price the PLUS for initial sale to the public could potentially increase the value of the Index on the day we price the PLUS for initial sale to the public and, accordingly, increase the value at which the Index must close before you would receive at maturity, an amount in cash worth as much as or more than the stated principal amount of the PLUS.

Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

You should also consider the U.S. federal income tax consequences of investing in the PLUS.  Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of investing in the PLUS supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS might differ significantly.  We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  In addition, on December 7, 2007, the Treasury Department and IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments (such as the PLUS).  The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which they are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly on a retroactive basis.  Both U.S. and non-U.S. investors considering an investment in the PLUS should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding the U.S. federal income tax consequences of investing in the PLUS as well as the notice and its potential implications for an investment in the PLUS.

Both U.S. and Non-U.S. investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF PLUS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “PLUS” refers to each $1,000 stated principal amount of our PLUS due January   , 2011, Based on the Value of the Dow Jones–AIG Commodity IndexSM (the “Index”).  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$

Original Issue Date (Settlement Date)

Maturity Date	January , 2011.

Pricing Date

Issue Price	100% ($1,000 per PLUS)

Denominations	$1,000 and integral multiples thereof

CUSIP Number	6174462J7

Interest Rate	None

Specified Currency	U.S. dollars

Payment at Maturity
At maturity, upon delivery of the PLUS to the Trustee, we will pay with respect to the $1,000 stated principal amount of each PLUS an amount in cash equal to (i) if the Final Index Value is greater than the Initial Index Value, $1,000 plus the Leveraged Upside Payment or (ii) if the Final Index Value is less than or equal to the Initial Index Value, $1,000 times the Index Performance Factor.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 stated principal amount of each PLUS, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the PLUS to the Trustee for delivery to DTC, as holder of the PLUS, on the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book Entry Note or Certificated Note” below, and see “Form of Securities—The Depositary” in the accompanying prospectus.

Leveraged Upside Payment	The product of (i) $1,000 and (ii) the Upside Leverage Factor and (iii) the Index Percent Increase.

Upside Leverage Factor	140% to 160%. The actual Upside Leverage Factor will be determined on the Pricing Date.

Index Percent Increase	A fraction, the numerator of which is the Final Index Value minus the Initial Index Value and the denominator of which is the Initial Index Value.

Index Performance Factor	A fraction, the numerator of which is the Final Index Value and the denominator of which is the Initial Index Value.

Initial Index Value	, the Index Value on the Pricing Date.

If the Initial Index Value as finally determined by the Index Publisher differs from any Initial Index Value specified in this pricing supplement, we will include the definitive Initial Index Value in an amended pricing supplement.

Final Index Value	The Index Value on the Index Valuation Date as determined by the Calculation Agent.

Index Value
The Index Value on any Index Business Day will equal the official settlement price of the Index published by the Index Publisher, or any Successor Index (as defined under “—Discontinuance of the Index; Alteration of Method of Calculation”).  In certain circumstances, the Index Value will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

If a Market Disruption Event relating to the Index or the commodity contract underlying the Index (an “index contract”) occurs on the Index Valuation Date, the Calculation Agent will calculate the Index Value using the settlement value of such index contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such index contract; provided that, if a Market Disruption Event occurs with respect to such index contract on each of the three Trading Days immediately succeeding the Index Valuation Date, the Calculation Agent will use a price for such index contract equal to the arithmetic mean, as determined by the Calculation Agent on the fourth Trading Day immediately succeeding the Index Valuation Date, of the prices of such index contract determined by at least three independent leading dealers, selected by the Calculation Agent, in the underlying market for such index contract, taking into consideration the latest available quote for such index contract and any other information in good faith deemed relevant by such dealers.  Quotes of Morgan Stanley & Co. Incorporated or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained.  In the event prices from at least three dealers are not obtained, the Calculation Agent will make a good faith estimate of the price of the index contract and, using that price, determine the Index Value.  In calculating the Index Value in the circumstances described in this paragraph, the Calculation Agent shall use the formula for calculating the Index last in effect prior to such discontinuance.

Index Valuation Date	January , 2011.

Trading Day	A day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange(s) for the applicable commodity contracts.

Index Business Day	Any day on which the official settlement price of the Index is scheduled to be published.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Market Disruption Event
Market Disruption Event means, with respect to the Index or any index contract, any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Tax Disruption, Material Change in Formula or Material Change in Content.

Price Source Disruption
Price Source Disruption means a (i) the temporary failure of the Index Publisher to announce or publish the Index Value (or the value of any Successor Index, if applicable) (or the information necessary for determining the Index Value (or the value of any Successor Index, if applicable)) or (ii) the temporary discontinuance or unavailability of the Index.

Trading Disruption
Trading Suspension means the material suspension of, or material limitation imposed on, trading in any of the contracts or the commodity underlying the Index on the Relevant Exchange for such contract or commodity.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means (i) the permanent discontinuance of trading in any of the futures contracts of the commodity underlying the Index on the Relevant Exchange, (ii) the disappearance of, or of trading in, any of the commodity underlying the Index, or (iii) the disappearance or permanent discontinuance or unavailability of the Index Value, notwithstanding the availability of the price source or the status of trading in the relevant futures contracts.

For purposes of this definition, a discontinuance of publication of the Index shall not be a Disappearance of Commodity Reference Price if MSCS shall have selected a Successor Index in accordance with “Description of PLUS—Discontinuance of the Index; Alteration of Method of Calculation.”

Material Change in Formula	Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the Index Value.

Material Change in Content	Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Index.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, a commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on any day that would otherwise be the Index Valuation Date from what it would have been without that imposition, change or removal.

Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for any contract or commodity then included in the Index or any Successor Index.

Discontinuance of the Index; Alteration of
Method of Calculation
If, (i) following the Original Issue Date, the Index Publisher ceases to publish the Index and no other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts as in effect immediately prior to such cessation, then the Index Value will be calculated by the Calculation Agent in accordance with the formula used to calculate the Index and composition of the futures contracts of the Index on the last day on which the Index was published (the “Successor Index”); or (ii) the Index Publisher changes its method of calculating the Index in any material respect, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate any Index Value in accordance with such adjustments.  Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the PLUS.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the PLUS, within three Business Days of such selection.  We expect that such notice will be passed on to you, as a beneficial owner of the PLUS, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

Book Entry Note or Certificated Note
Book Entry.  The PLUS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the PLUS.  Your beneficial interest in the PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the PLUS, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “Form of Securities—Global Securities—Registered Global Securities —The Depositary” and “—The Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”).

Calculation Agent	Morgan Stanley Capital Services Inc. and its successors (“MSCS”)

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one billionth, with five ten-billionths rounded upward (e.g., .8765432105 would be rounded to .876543211); all dollar amounts related to determination of the amount of cash payable per PLUS will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value and the Final Index Value.  See “—Discontinuance of the Index; Alteration of Method of Calculation.”  MSCS is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the PLUS shall have occurred and be continuing, the amount declared due and payable per PLUS upon any acceleration of the PLUS (an “Event of Default Acceleration”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated using the Index Value as of the date of such acceleration as the Final Index Value.

If the maturity of the PLUS is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the PLUS as promptly as possible and in no event later than two Business Days after the date of acceleration.

Index Publisher	Dow Jones & Company, Inc., in conjunction with AIG Financial Products Corp., or any successor publisher of the Index.

The Index	The Dow Jones – AIG Commodity IndexSM

We have derived all information contained in this pricing supplement  regarding the Dow Jones–AIG Commodity Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, Dow Jones and AIG Financial Products Corp. (“AIG-FP”).  The Dow Jones–AIG Commodity Index was designed by Dow Jones and AIG-FP and is calculated, maintained and published by Dow Jones, in conjunction with AIG-FP.  We make no representation or warranty as to the accuracy or completeness of such information.

The Dow Jones–AIG Commodity Index reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Dow Jones–AIG Commodity Index.  The value of the Dow Jones–AIG Commodity Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Dow Jones–AIG Commodity Index.

The PLUS are linked to the Dow Jones–AIG Commodity Index and not the Dow Jones–AIG Commodity Index Total Return.  The Dow Jones–AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the components of that index.  The Dow Jones–AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones–AIG Commodity Index, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

Overview

The Dow Jones–AIG Commodity Index was introduced in July 1998 to provide a unique, diversified and liquid benchmark for commodities as an asset class.  The Dow Jones–AIG Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities.  An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.  The commodities included in the Dow Jones–AIG Commodity Index for 2008 are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.  Futures contracts on the Dow Jones–AIG Commodity Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Dow Jones–AIG Commodity Index is a proprietary Dow Jones–AIG Commodity Index that Dow Jones and AIG-FP developed and that Dow Jones, in conjunction with AIG-FP, calculates.  The methodology for determining the composition and weighting of the Dow Jones–AIG Commodity Index and for calculating its value is subject to modification by Dow Jones and AIG-FP at any time.

The Dow Jones–AIG Commodity Index Supervisory Committee

Dow Jones and AIG-FP have established the Dow Jones–AIG Commodity Index Supervisory Committee (the “Committee”) to assist them in connection with the operation of the Dow Jones–AIG Commodity Index.  The Committee includes prominent members of the financial, academic and legal communities and meets annually to consider any changes to be made to the Dow Jones–AIG Commodity Index for the coming year.  The Committee may also meet at such other times as may be necessary.

As described in more detail below, the Dow Jones–AIG Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis.  The annual weightings for the Dow Jones–AIG Commodity Index are determined each year in June by AIG-FP.  Following the Committee’s annual meeting in June or July, the annual weightings are publicly announced in July.

Composition of the Dow Jones–AIG Commodity Index

Commodities Available For Inclusion in the Dow Jones–AIG Commodity Index

With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the commodities with the potential for inclusion in the Dow Jones–AIG Commodity Index is the subject of a futures contract that trades on a U.S. exchange.

The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 commodities underlying the Dow Jones–AIG Commodity Index selected for 2008 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity.  With the exception of several LME contracts, where the Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Committee selects the futures contract that is traded in North America and denominated in dollars.  If more than one such contract exists, the Committee selects the most actively traded contract.  Data concerning this Designated Contract will be used to calculate the Dow Jones–AIG Commodity Index.  The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract.  The Designated Contracts for the commodities included in the Dow Jones–AIG Commodity Index for 2008 are as follows:

Commodity	Designated Contract	Exchange	Target Weighting**
Aluminum	High Grade Primary Aluminum	LME	7.107971%
Coffee	Coffee “C”	CSCE	3.001585%
Copper*	High Grade Cooper	COMEX	7.040516%
Corn	Corn	CBOT	5.663457%
Cotton	Cotton	NYCE	2.479588%
Crude Oil	Light, Sweet Crude Oil	NYMEX	13.156592%
Gold	Gold	COMEX	7.396190%
Heating Oil	Heating Oil	NYMEX	3.822525%
Live Cattle	Live Cattle	CME	4.887400%
Lean Hogs	Lean Hogs	CME	2.548123%
Natural Gas	Henry Hub Natural Gas	NYMEX	12.237084%
Nickel	Primary Nickel	LME	2.791708%
Silver	Silver	COMEX	2.721423%
Soybeans	Soybeans	CBOT	2.811933%
Soybean Oil	Soybean Oil	CBOT	7.628541%
Sugar	World Sugar No. 11	CSCE	3.185145%
Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending	NYMEX	3.783798%
Wheat	Wheat	CBOT	4.703406%
Zinc	Special High Grade Zinc	LME	3.033016%

*  The Dow Jones–AIG Commodity Index uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Dow Jones–AIG Commodity Index.

** The column in the above table titled “Target Weighting” reflects the target weightings as of January 2008 of the 19 commodities currently included in the Dow Jones–AIG Commodity Index.

In addition to the commodities set forth in the above table, lead, platinum and tin also are considered for inclusion in the Dow Jones–AIG Commodity Index.

The composition of the Dow Jones–AIG Commodity Index is recalculated by AIG-FP in June of each year, under the supervision of the Committee, taking in account the relative liquidity and production percentages for each commodity designated for potential inclusion in the Dow Jones–AIG Commodity Index.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the DJ-AIG are assigned to “Commodity Groups”.  The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group	Commodity
Energy:	Crude Oil
Heating Oil
Natural Gas
Unleaded Gasoline
Precious Metals:	Gold
Platinum
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Soybean Oil
Wheat
Softs:	Cocoa
Coffee
Cotton
Sugar

Annual Reweightings and Rebalancings of the Dow Jones–AIG Commodity Index

The Dow Jones–AIG Commodity Index is reweighted and rebalanced each year in January on a price-percentage basis.  The annual weightings for the Dow Jones–AIG Commodity Index are determined each year in June by AIG-FP under the supervision of the Committee, announced in July and implemented the following January.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Dow Jones–AIG Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively.  Each June, for each commodity designated for potential inclusion in Dow Jones–AIG Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”).  The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Dow Jones–AIG Commodity Index.  The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Dow Jones–AIG Commodity Index.  The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index

Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Dow Jones–AIG Commodity Index (the “Index Commodities”) and their respective percentage weights.

The Dow Jones–AIG Commodity Index is designed to provide diversified exposure to commodities as an asset class.  To ensure that no single commodity or commodity sector dominates the Dow Jones–AIG Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Dow Jones–AIG Commodity Index as of January of the applicable year:

•	No related group of commodities designated as a “Commodity Group” e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Dow Jones–AIG Commodity Index.

•	No single commodity may constitute more than 15% of the Dow Jones–AIG Commodity Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Dow Jones–AIG Commodity Index.

•	No single commodity that is in the Dow Jones–AIG Commodity Index may constitute less than 2% of the Dow Jones–AIG Commodity Index.

Following the annual reweighting and rebalancing of the Dow Jones–AIG Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Dow Jones–AIG Commodity Index by calculating the new unit weights for each Index Commodity.  Towards the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement values on that date for Designated Contracts included in the Dow Jones–AIG Commodity Index, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity.  This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs.  After the CIMs are calculated, they remain fixed throughout the year.  As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The Dow Jones–AIG Commodity Index is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Dow

Jones–AIG Commodity Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Dow Jones–AIG Commodity Index is a mathematical process whereby the CIMs for the Index Commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Dow Jones–AIG Commodity Index value to calculate the current Dow Jones–AIG Commodity Index value.

The Dow Jones–AIG Commodity Index is a Rolling Dow Jones–AIG Commodity Index

The Dow Jones–AIG Commodity Index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity.  In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased.  The rollover for each contract occurs over a period of five Dow Jones–AIG Commodity Index Business Days each month according to a pre-determined schedule.  This process is known as “rolling” a futures position.  The Dow Jones–AIG Commodity Index is, therefore, a “rolling Dow Jones–AIG Commodity Index”.

Dow Jones–AIG Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones–AIG Commodity Index will be adjusted in the event that AIG-FP determines that any of the following Dow Jones–AIG Commodity Index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones–AIG Commodity Index on that day,

•	the settlement value of any futures contract used in the calculation of the Dow Jones–AIG Commodity Index reflects the maximum permitted price change from the previous day's settlement value,

•	he failure of an exchange to publish official settlement values for any futures contract used in the calculation of the Dow Jones–AIG Commodity Index, or

•	with respect to any futures contract used in the calculation of the Dow Jones–AIG Commodity Index that trades on the LME, a business day on which the LME is not open for trading.

Historical Information
The following table sets forth the published high and low Dow Jones–AIG Commodity Index Closing Values, as well as end-of-quarter Dow Jones–AIG Commodity Index Closing Values, of the Dow Jones–AIG Commodity Index for each quarter in the period from January 1, 2002 through December 17, 2007.  The Dow Jones–AIG Commodity Index Closing Value on December 17, 2007 was 180.104.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the Dow Jones–AIG Commodity Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the Dow Jones–AIG Commodity Index on the Determination Date.

Dow Jones–AIG Commodity Index	High	Low	Period End
2002
First Quarter	99.588	87.366	99.588
Second Quarter	102.617	94.108	99.518
Third Quarter	106.985	96.860	106.294
Fourth Quarter	112.933	101.140	110.276
2003
First Quarter	125.049	110.276	113.171
Second Quarter	120.826	110.966	115.788
Third Quarter	121.322	114.021	120.898
Fourth Quarter	137.320	121.139	135.269
2004
First Quarter	151.691	136.818	150.837
Second Quarter	154.994	143.289	144.034
Third Quarter	153.175	140.991	153.175
Fourth Quarter	159.294	141.271	145.600
2005
First Quarter	165.246	142.180	162.094
Second Quarter	162.389	146.078	152.885
Third Quarter	179.069	154.107	178.249
Fourth Quarter	180.240	163.358	171.149
2006
First Quarter	174.224	158.780	165.194
Second Quarter	187.628	164.723	173.235
Third Quarter	179.962	156.587	159.957
Fourth Quarter	175.214	156.075	166.509
2007
First Quarter	173.503	155.880	171.963
Second Quarter	176.484	168.522	169.671
Third Quarter	179.715	161.062	178.250
Fourth Quarter (through December 17, 2007)	184.918	172.123	180.104

License Agreement among Dow Jones,
AIG-FP and Morgan Stanley
Dow Jones, AIG-FP and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley of the right to use the Dow Jones–AIG Commodity Index, which is published by Dow Jones, in connection with certain securities, including the PLUS.

The license agreement between Dow Jones, AIG-FP and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The PLUS are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, Inc. (“American International Group”), AIG-FP or any of their subsidiaries or affiliates.  None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the PLUS or any member of the public regarding the advisability of investing in securities or commodities generally or in the PLUS particularly.  The only relationship of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates to Morgan Stanley is the licensing of certain trademarks, trade names and service marks and of the Dow Jones–AIG Commodity Index, which is determined, composed and calculated by Dow Jones in conjunction with AIG-FP without regard to Morgan Stanley or the PLUS.  Dow Jones and AIG-FP have no obligation to take the needs of Morgan Stanley or the owners of the PLUS into consideration in determining, composing or calculating the Dow Jones–AIG Commodity Index.  None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the PLUS to be issued or in the determination or calculation of the equation by which the PLUS are to be converted into cash.  None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to PLUS customers, in connection with the administration, marketing or trading of the PLUS.  Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the PLUS currently being issued by Morgan Stanley, but which may be similar to and competitive with the PLUS.  In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones–AIG Commodity Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures.  It is possible that this trading activity will affect the value of the Dow Jones–AIG Commodity Index, and PLUS.

This pricing supplement relates only to the PLUS and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones–AIG Commodity Index components.  Purchasers of the PLUS should not conclude that the inclusion of a futures contract in the Dow Jones–AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates.  The information in the this pricing supplement regarding the Dow Jones–AIG Commodity Index components has been derived solely from publicly available documents.  None of Dow Jones, American International Group, AIG-FP or

any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones–AIG Commodity Index components in connection with the PLUS.  None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones–AIG Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES–AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES–AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES–AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND MORGAN STANLEY, OTHER THAN AMERICAN INTERNATIONAL GROUP.

“Dow Jones,” “AIG®” “Dow Jones–AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, as the case may be, and have been licensed for use for certain purposes by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the PLUS.

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.  The original issue price of the PLUS includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the PLUS and the cost of hedging our obligations under the PLUS.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the PLUS by taking positions in swaps and futures contracts on the commodity contracts underlying the Index. Such purchase activity could potentially increase the value of the Index and, accordingly, potentially increase the Initial Index Value, and, therefore, the value at which the Index must close before you would receive at maturity an amount in U.S. dollars worth as much as or more than the stated principal amount of the PLUS.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the PLUS by purchasing and selling swaps and futures contracts on the commodities underlying the Index or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities.  We cannot give any assurance that our hedging activities will not affect the value of the Index and, therefore, adversely affect the value of the PLUS or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of PLUS set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the PLUS directly to the public at the public offering price set forth on the cover page of this pricing supplement.  The Agent may allow a concession not in excess of $     per PLUS to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG.

We expect to deliver the PLUS against payment therefor in New York, New York on                , which will be the fifth scheduled Business Day following the pricing of the PLUS.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade PLUS on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the PLUS.  Specifically, the Agent may sell more PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the PLUS, for its own account.  The Agent must close out any naked short position by purchasing the PLUS in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the PLUS in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, PLUS or the futures contracts underlying the Index in the open market to stabilize the price of the PLUS.  Any of these activities may raise or maintain the market price of the PLUS above independent market levels or prevent or retard a decline in the market price of the PLUS.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of PLUS.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the PLUS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the PLUS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the PLUS.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The PLUS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the PLUS to the public in Hong Kong as the PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the PLUS nor make the PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the PLUS, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)  a person who acquires the PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

ERISA Matters for Pension Plans and
Insurance Companies
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the PLUS.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the PLUS.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so-called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such PLUS on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the PLUS have exclusive responsibility for ensuring that their purchase, holding and disposition of the PLUS do not violate the prohibited transaction rules of ERISA or the Code or similar regulations applicable to governmental or church plans, as described above.  The sale of any PLUS to any Plan investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that such an investment is appropriate for Plan investors generally or any particular Plan investor.

United States Federal
Income Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS issued under this pricing supplement and is superseded by the following discussion.

The following is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the PLUS. This discussion only applies to initial investors in the PLUS who:

• purchase the PLUS at their “issue price”; and

• will hold the PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;

• insurance companies;

• dealers in securities, commodities, or foreign currencies;

• investors holding the PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or who hold the PLUS as part of a constructive sale transaction;

• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

• regulated investment companies;

• real estate investment trusts;

• tax-exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;

• persons subject to the alternative minimum tax;

• nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or

• Non-U.S. Holders, as defined below, for whom income or gain in respect of the PLUS is effectively connected with the conduct of a trade or business in the United States.

As the law applicable to the U.S. federal income taxation of instruments such as the PLUS is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the PLUS are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the PLUS or instruments that are similar to the PLUS for U.S. federal income tax purposes, no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein.  Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the PLUS (including alternative characterizations of the PLUS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the characterization and treatment of the PLUS described above.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the PLUS

Assuming the characterization of the PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the PLUS should equal the amount paid by the U.S. Holder to acquire the PLUS.

Sale, Exchange or Settlement of the PLUS.  Upon a sale or exchange of the PLUS, or upon settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the PLUS sold, exchanged, or settled.  Any capital gain or loss recognized upon sale, exchange or settlement of a PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time.

Possible Alternative Tax Treatments of an Investment in the PLUS

Due to the absence of authorities that directly address the proper characterization and treatment of the PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above.  In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the PLUS, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the PLUS, other alternative federal income tax characterizations or treatments of the PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the PLUS.  It is possible, for example, that a PLUS could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis.

In addition, on December 7, 2007, the Treasury Department and IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments (such as the PLUS).  The notice focuses in particular on whether to require U.S. Holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which they are linked; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly on a retroactive basis.  Accordingly, prospective investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including the possible implications of this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the PLUS and the proceeds from a sale or other disposition of the PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section only applies to you if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;

• a foreign corporation; or

• a foreign trust or estate.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes.  Such holder is urged to consult his or her own tax advisors regarding the U.S.

federal income tax consequences of the sale, exchange or other disposition of a PLUS.

Tax Treatment upon Sale, Exchange or Settlement of a PLUS

In general.  Assuming the characterization of the PLUS as set forth above is respected, a Non-U.S. Holder of the PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

Possible Alternative Tax Treatments of an Investment in the PLUS.  If all or any portion of a PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the PLUS would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

• the certification requirement described below has been fulfilled with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a PLUS (or a financial institution holding the PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

However, among the issues addressed in the notice described in “Certain U.S. Federal Income Tax Consequences – Possible Alternative Tax Treatments of an Investment in the PLUS” is the degree, if any, to which any income with respect to instruments such as the PLUS should be subject to U.S. withholding tax.  It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the PLUS, possibly on a retroactive basis.  Accordingly, prospective investors are urged to consult their own tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS, including the possible implications of this notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition.  A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption.  Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of a PLUS ― Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well.  The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.